Exhibit 99.1

ITURAN PRESENTS FIRST QUARTER 2026 RESULTS

Revenue growth of 19% and subscription revenue up 21% year-over-year;

EBITDA grows 15% to $26.7 million;

AZUR, Israel – May 26, 2026. Ituran Location and Control Ltd. (NASDAQ: ITRN) today announced its consolidated financial results for the first quarter 2026.

Highlights of the First Quarter of 2026

•	Added 40,000 net subscribers in the quarter, bringing the total subscriber base to 2,670,000.

•	Quarterly revenue surpasses a milestone reaching $102.7 million, a 19% increase year-over-year.

•	Operating income of $22.1 million, an 18% increase year-over-year.

•	Net income of $16.8 million, a 15% increase year-over-year.

•	EBITDA grew to $26.7 million, a 15% increase year-over-year.

•	The Board declared a quarterly dividend of $10 million, or $0.50 per share.

Management Comment

Eyal Sheratzky, Co-CEO of Ituran said, “We are pleased to report a strong start to 2026, with revenue crossing the $100 million milestone for the first time. Furthermore, our revenue, operating income, EBITDA and net income all grew year-over-year by double digits. Our strong revenue growth was driven by a 21% increase in subscription revenues to $75.4 million. During the quarter, we added 40,000 net subscribers, in line with expectations. The long-term success in growing our global subscriber base consistently is due to offerings of new products and services to existing customers while tapping into new segments and new markets.”

Mr. Sheratzky continued, “We continue to see solid performance across our core markets in Israel and Latin America, with ongoing traction in telematics services for motorcycles and financing products. Our OEM relationships remain a key growth driver, and we are advancing well with new initiatives including IturanMob, which has expanded into the United States market, our Big Data analytics offering, and Credit Carbon. We remain confident in our ability to deliver continued growth and profitability in 2026, and in our longer-term strategy to transform Ituran into a significantly larger company.”

First Quarter 2026 Results

Revenues for the quarter were $102.7 million, a 19% increase compared with $86.5 million in the first quarter of last year.

73% of revenues were from location-based service subscription fees, and 27% were from product revenues.

Revenues from subscription fees for the quarter were $75.4 million, an increase of 21% over the first quarter of last year.

The subscriber base expanded to 2,670,000 by the end of March 2026, marking a quarterly net increase of 40,000.

Subscriber growth in the quarter was driven by continued traction in our core stolen vehicle recovery and telematics businesses across Israel and Latin America.

Product revenues for the quarter were $27.3 million, a 12% increase year-over-year.

Gross profit for the quarter was $49.4 million (48.2% of revenues), an 18% increase compared with $42.0 million (48.6% of revenues) in the first quarter of last year.

Gross margin on subscription revenues improved to 58.8%, compared to 58.3% in Q1 last year. The gross margin on product revenues was 18.7%, compared to 23.6% last year. The variance in the product gross margin between quarters was due to the change in the product mix sold.

Operating income for the quarter was $22.1 million (21.5% of revenues), representing an 18% increase compared to $18.7 million (21.6% of revenues) in Q1 last year.

EBITDA for the quarter was $26.7 million (26.0% of revenues), up 15% from $23.3 million (26.9% of revenues) in the first quarter of last year.

Net income for the first quarter of 2026 was $16.8 million (16.3% of revenues), or diluted earnings per share of $0.85, an increase of 15% compared to $14.6 million (16.9% of revenues), or $0.73 per diluted share, in the first quarter of last year.

Cash flow from operations for the quarter was $18.2 million.

On the balance sheet, as of March 31, 2026, the Company had net cash, including marketable securities, of $108.0 million. This is compared with net cash, including marketable securities, of $107.6 million, as of year-end last year. During the first quarter, Ituran paid a dividend to shareholders relating to the third quarter of last year, amounting to a total of $10 million.

Dividend

The Board of Directors declared a dividend of $10 million for the quarter. The current dividend takes into account the Company’s continuing strong profitability, ongoing positive cash flow, and strong balance sheet.

Buy Back

The Board of Directors previously authorized a new $10 million increase to the Company’s existing share buy-back program. During the quarter $0.5 million in shares were purchased under the buy-back program. The total remaining authorization is $13.0 million. Share repurchases will be funded by available cash and will be made in accordance with SEC Rule 10b-18.

Conference Call Information

The Company will also be hosting a video conference call via the Zoom platform later today, Tuesday, May 26, 2026 at 9am Eastern Time and 4pm Israel Time.

On the call, management will review and discuss the results and will be available to answer investor questions.

To participate in the Zoom call, please register at the following link.

https://us06web.zoom.us/webinar/register/WN_Jx5K81s0TCqmGqEj3AgRdA

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran’s website.

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to, but not limited to, changes in global political, economic, business, competitive, market and regulatory factors. Forward-looking statements are not guarantees of future performance, and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations that we describe in our forward-looking statements. We disclaim any obligation to update forward-looking statements, even if our assumptions and projections change, except where applicable law may otherwise require us to do so.

About Ituran

Ituran is a leader in the emerging mobility technology field, providing value-added location-based services, including a full suite of services for the connected car. Ituran offers Stolen Vehicle Recovery, fleet management as well as mobile asset location, management and control services for vehicles, cargo and personal security for the retail, insurance, financing industries and car manufacturers. Ituran is the largest OEM telematics provider in Latin America. Its products and applications are used by customers in over 20 countries. Ituran is also the founder of the Tel Aviv-based DRIVE startup incubator to promote the development of smart mobility technology.

Ituran’s subscriber base has been growing significantly since the Company’s inception to over 2.6 million subscribers using its location-based services with a market-leading position in Israel and Latin America. Established in 1995, Ituran has approximately 2,800 employees worldwide, with offices in Israel, Brazil, Argentina, Mexico, Ecuador, Colombia, India, Canada and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Company Contact Udi Mizrahi udi_m@ituran.com Deputy CEO & VP Finance, Ituran (Israel) +972 3 557 1348	International Investor Relations Ehud Helft ituran@ekgir.com EK Global Investor Relations (US) +1 212 378 8040

ITURAN LOCATION AND CONTROL LTD.

Condensed Consolidated Financial Statements

as of March 31, 2026

ITURAN LOCATION AND CONTROL LTD.

Condensed Consolidated Financial Statements

as of March 31, 2026

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	US dollars
	March 31,	December 31,
(In thousands)	2026	2025
	(unaudited)
Current assets
Cash and cash equivalents	107,969	107,551
Investments in marketable securities	3	3
Accounts receivable (net of provision for credit loss)	68,096	58,517
Other current assets	51,913	48,360
Inventories	20,968	23,213
	248,949	237,644
Long-term investments and other assets
Investments in affiliated companies	460	517
Investments in other companies	1,661	1,542
Other non-current assets	5,713	5,413
Deferred income taxes	17,250	15,684
Funds in respect of employee rights upon retirement	29,841	28,480
	54,925	51,636

Property and equipment, net	40,449	39,386

Operating lease right-of-use assets, net	8,004	8,878

Intangible assets, net	9,007	8,839

Goodwill	39,863	39,831

Total assets	401,197	386,214

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (cont.)

	US dollars
	March 31,	December 31,
(In thousands)	2026	2025
	(unaudited)
Current liabilities
Accounts payable	22,181	19,082
Deferred revenues	30,375	27,206
Other current liabilities	78,694	57,817
	131,250	104,105
Long-term liabilities
Liability for employee rights upon retirement	36,431	35,080
Deferred income taxes	692	531
Deferred revenues	13,563	14,876
Operating lease liabilities, non-current	4,321	4,745
Other non-current liabilities	1,191	2,391
	56,198	57,623

Stockholders' equity	207,452	217,564
Non-controlling interests	6,297	6,922
Total equity	213,749	224,486

Total Liabilities and equity	401,197	386,214

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	US dollars
	Three months period ended March 31,
(in thousands, except per share data)	2026	2025
	(unaudited)
Revenues:
Telematics services	75,400	62,180
Telematics products	27,266	24,275
	102,666	86,455
Cost of revenues:
Telematics services	31,062	25,899
Telematics products	22,160	18,537
	53,222	44,436

Gross profit	49,444	42,019

Research and development expenses	5,017	4,862
Selling and marketing expenses	5,233	4,259
General and administrative expenses	17,315	14,238
Other expenses (income), net	(180)	6
Operating income	22,059	18,654
Financing income, net	587	546
Income before income tax	22,646	19,200
Income tax expenses	(5,567)	(4,066)
Share in losses of affiliated companies, net	(45)	(34)
Net income for the period	17,034	15,100
Less: Net income attributable to non-controlling interest	(260)	(508)
Net income attributable to the Company	16,774	14,592

Basic and diluted earnings per share attributable to Company's stockholders	0.85	0.73

Basic and diluted weighted average number of shares outstanding	19,808	19,894

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	US dollars
	Three months period ended March 31,
(in thousands)	2026	2025
	(unaudited)
Cash flows from operating activities
Net income for the period	17,034	15,100
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	4,647	4,628
Loss in respect of trading marketable securities and other investments		8
Increase in liability for employee rights upon retirement	1,108	1,031
Share in losses of affiliated companies, net	45	34
Deferred income taxes	(1,213)	(85)
Capital loss (gain) on sale of property and equipment, net	(56)	31
Increase in accounts receivable	(8,871)	(6,564)
Increase in other current and non-current assets	(1,518)	(22)
Decrease (increase) in inventories	2,505	(130)
Increase in accounts payable	2,304	269
Increase in deferred revenues	1,829	747
Increase in other current and non-current liabilities	435	412
Net cash provided by operating activities	18,249	15,459

Cash flows from investment activities
Increase in funds in respect of employee rights upon retirement, net of withdrawals	(1,152)	(292)
Capital expenditures	(5,303)	(6,610)
Investments in affiliated and other companies, net	(48)	(4)
Investments in long-term deposit	(14)	(84)
Proceeds from sale of property and equipment	293	300
Net cash used in investment activities	(6,224)	(6,690)

Cash flows from financing activities
Short term credit from banking institutions, net	-	(114)
Acquisition of company shares	(531)	-
Dividend paid	(9,921)	(7,758)
Dividend paid to non-controlling interests	(1,913)	(1,677)
Net cash used in financing activities	(12,365)	(9,549)
Effect of exchange rate changes on cash and cash equivalents	758	(894)
Net change in cash and cash equivalents	418	(1,674)
Balance of cash and cash equivalents at beginning of period	107,551	77,357
Balance of cash and cash equivalents at end of period	107,969	75,683

Supplementary information on investing and financing activities not involving cash flows:

In March 2026, the Company declared a dividend in an amount of US$ 30 million. The dividend was paid in April 2026.

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